

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 8, 2023

Per Brodin
Chief Financial Officer
Orion Energy Systems, Inc.
2210 Woodland Drive
Manitowoc, Wisconsin 54220

> **Re: Orion Energy Systems, Inc.**
> **Registation Statement on Form S-3**
> **Filed March 1, 2023**
> **File No. 333-270197**

Dear Per Brodin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Garrett F. Bishop